Rule 424(b)(2)

Registration No. 333-270467

PRICING SUPPLEMENT NO. 10 DATED FEBRUARY 21, 2025

TO PROSPECTUS DATED MARCH 10, 2023, AS SUPPLEMENTED BY

PROSPECTUS SUPPLEMENT DATED APRIL 21, 2023, AND

SUPPLEMENTAL TO THE OFFICERS’ CERTIFICATE AND COMPANY ORDER

DATED APRIL 21, 2023

U.S. Bancorp

Medium-Term Notes, Series CC (Senior)

€200,000,000 4.009% Fixed-to-Floating Rate Notes due May 21, 2032

Notice to Prospective Investors in the European Economic Area

None of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129, as amended.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS - The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”) or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No. 1286/2014, as amended (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

None of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”).

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS - The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (“UK MiFIR”). Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended) as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

UK MiFIR product governance / eligible counterparties and professional investors only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom they may otherwise lawfully be distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or any other documents and/or materials relating to the issue of the Notes offered hereby or any of their contents.

This pricing supplement supplements the terms and conditions in the prospectus, dated March 10, 2023, as supplemented by the prospectus supplement, dated April 21, 2023, and should be read together with the prospectus supplement and the prospectus for additional information about the offering and sale of €200,000,000 aggregate principal amount of 4.009% Fixed-to-Floating Rate Notes due May 21, 2032 (the “Notes”) of U.S. Bancorp (“USB” or the “Company”). Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The Notes offered hereby will constitute a further issuance of, and will be consolidated and form a single series with, the Company’s outstanding 4.009% Fixed-to-Floating Rate Notes due 2032, of which €750,000,000 aggregate principal amount was issued on May 21, 2024 (the “Existing Notes”). The terms of the Notes, other than the issue date and issue price, will be identical to the terms of the Existing Notes. Upon settlement, the Notes will have the same ISIN (XS2823993261) and Common Code number (282399326) as, and will trade interchangeably with, such Existing Notes. The offering price of the Notes will include accrued interest from, and including, May 21, 2024 the issue date of the Existing Notes (the “Original Issue Date”) to, but excluding, the issue date of the Notes, which must be paid by the purchasers of the Notes. Immediately after giving effect to the issuance of the Notes offered hereby, the Company will have €950,000,000 aggregate principal amount of 4.009% Fixed-to-Floating Rate Notes due 2032 outstanding.

Key Terms of the Notes

ISIN/Common Code/CUSIP:	XS2823993261 / 282399326 / 902973BE5	Series:	☒ Series CC (Senior)
☐ Series DD (Subordinated)

Legal Entity Identifier:	N1GZ7BBF3NP8GI976H15	Form of Note:	☒ Book-Entry
☐ Certificated
Principal Amount: Issue Price (Amount and Percentage of Principal Amount):	€200,000,000 €206,534,000(1) / 103.267%	Interest Rate (and, if applicable, related Interest Periods):	☒ Fixed Rate Note (during the fixed rate period)
☐ ISDA Rate
☐ CMT Rate Note
☐ Reuters Page FRBCMT
Proceeds to the Company (Before Expenses):	€206,034,000(1)		☐ Reuters Page FEDCMT
☐ One-Week ☐ One-Month
☐ Commercial Paper Rate Note
Trade Date:	February 21, 2025		☐ CORRA Note
Issue Date: (Settlement):	February 28, 2025		☒ EURIBOR Note (during the floating rate period)
Maturity Date:	May 21, 2032		☐ Federal Funds Rate Note (effective) (open) (target)
Reset Date:	May 21, 2031		☐ Prime Rate Note
☐ SOFR Note
☐ SONIA Note
☐ Treasury Rate Note
☐ Zero Coupon Note
☐ Other Base Rate:

Fixed Rate Period:	The period from, and including, the Original Issue Date to, but excluding, the Reset Date.

Floating Rate Period:	The period from, and including, the Reset Date to, but excluding, the Maturity Date of the Notes.

Fixed Interest Rate:	During the fixed rate period, 4.009% per annum payable in arrears for each annual Interest Period.

Floating Interest Rate:	During the floating rate period, the Floating Base Rate as determined on the applicable Interest Determination Date plus the Floating Rate Spread per annum payable in arrears for each quarterly Interest Period.

Floating Base Rate:	EURIBOR determined for each quarterly Interest Period during the floating rate period calculated in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Base Rates—EURIBOR” in the accompanying prospectus supplement.

Index Maturity:	Three months

Floating Rate Spread:	+125.2 basis points

Interest Periods:

With respect to the fixed rate period, each annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date or, if the Notes are redeemed earlier, the Redemption Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Maturity Date of the Notes or, if the Notes are redeemed earlier, the Redemption Date).

Interest Payment Dates:

With respect to the fixed rate period, May 21 of each year, commencing on May 21, 2025, and ending on the Reset Date.

With respect to the floating rate period, February 21, May 21, August 21 and November 21 of each year, commencing on August 21, 2031, and ending on the Maturity Date of the Notes.

Interest Reset Dates:	Each Interest Payment Date commencing May 21, 2031, provided that the May 21, 2031 Interest Reset Date shall not be adjusted for a non-Business Day.

Currency of Payment:	All payments of principal of, premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be payable in euro. If the euro is unavailable in our good faith judgment due to the imposition of exchange controls or other circumstances beyond our control or is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or is no longer used for the settlement of transactions by public institutions of or within the international banking community (and is not replaced by another currency), then all payments in respect of the Notes may be made in U.S. dollars until the euro is again available to us or so used. See “Supplemental Description of Notes—Currency of Payment” herein.

Authorized Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Regular Record Dates:	15 calendar days prior to each Interest Payment Date

Interest Determination Dates:	With respect to each Interest Period during the floating rate period, the second T2 Business Day prior to the first day of each applicable Interest Period.

Day Count Convention:	With respect to the fixed rate period, ICMA Actual/Actual (as described in the rulebook of the International Capital Market Association). With respect to the floating rate period, Actual/360.

Business Days:	New York and T2 Business Day

Business Day Convention:	With respect to the fixed rate period, Following Unadjusted Business Day Convention. With respect to the floating rate period, Modified Following Business Day Convention.

Optional Redemption:

On or after August 27, 2025 (180 days after the Issue Date of the Notes) (or, if additional Notes are issued, beginning 180 days after the Issue Date of such additional Notes) and prior to the Reset Date (one year prior to the Maturity Date of the Notes), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) 100% of the principal amount of the Notes to be redeemed; and

(2) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Notes to be redeemed matured on the Reset Date) on an annual basis (based on an ICMA Actual/Actual (as described in the rulebook of the International Capital Market Association) day count convention) at the Comparable Government Bond Rate (as defined below) plus 25 basis points less (b) interest accrued to, but excluding, the Redemption Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

In addition, we may redeem the Notes at our option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after March 19, 2032 (two months prior to the Maturity Date of the Notes) and prior to the Maturity Date of the Notes, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. See “Description of Notes—Redemption” in the accompanying prospectus supplement and “Supplemental Description of the Notes—Optional Redemption” in this pricing supplement.

Notice of any redemption will be provided at least 10 but not more than 60 days before the Redemption Date to each holder of Notes to be redeemed.

To the extent then required by applicable laws or regulations, the Notes may not be redeemed prior to their stated maturity without any requisite prior approvals from applicable regulators.

Payment of Additional Amounts:	We will, subject to the exceptions and limitations set forth under “Supplemental Description of the Notes—Payment of Additional Amounts,” pay as Additional Amounts such amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a U.S. Alien (as defined in “Supplemental Description of the Notes—Payment of Additional Amounts”), after deduction for any present or future tax, assessment or governmental charge of a Relevant Jurisdiction imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable. See “Supplemental Description of the Notes—Payment of Additional Amounts.”

Redemption for Tax Reasons:	We may redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of a Relevant Jurisdiction that would obligate us to pay Additional Amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with any accrued and unpaid interest thereon to, but excluding, the Redemption Date. See “Supplemental Description of the Notes—Redemption for Tax Reasons.”

Agents’ Commission:	€500,000

Calculation Agent:	For purposes of calculations with respect to the Floating Interest Rate, we have entered into an agreement with U.S. Bank Trust National Association to act as calculation agent.

Exchange Rate Agent:	U.S. Bank Trust National Association

Paying Agent:	U.S. Bank Europe DAC, UK Branch (f/k/a Elavon Financial Services DAC, UK Branch)

Transfer Agent/Registrar:	U.S. Bank Trust National Association

Listing:

The Existing Notes are listed on the New York Stock Exchange (“NYSE”) under the symbol “USB/32,” and we intend to apply to list the Notes under that same symbol. The listing application will be subject to approval by the NYSE.

Form of Notes:	The Notes will be issued in book-entry form and will be represented by a master global note in registered form deposited with, or on behalf of, a common depositary for Clearstream and Euroclear, and registered in the name of such common depositary or its nominee. Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by Clearstream and Euroclear and their participants, and these beneficial interests may not be exchanged for certificated Notes, except in limited circumstances. See “Description of Notes—Form of Notes; Book-Entry Notes” and “Description of Notes—Global Clearance and Settlement Procedures” in the accompanying prospectus supplement.

Governing Law:	New York

Prohibition of Sales to EEA and UK Retail Investors:	Applicable

UK MiFIR Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels)

The Notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes are not secured.

Investing in the Notes involves risks. Potential purchasers of the Notes should consider the information set forth in the “Supplemental Risk Factors” section beginning on page PS-7 of this pricing supplement, the “Risk Factors” section beginning on page S-6 of the accompanying prospectus supplement and the discussion of risk factors contained in our annual and quarterly reports filed with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the accompanying prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

IN CONNECTION WITH THE ISSUE OF THE NOTES, UBS AG LONDON BRANCH (IN THIS CAPACITY, THE “STABILIZING MANAGER”) (OR ANY PERSON ACTING ON ITS BEHALF) MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, STABILIZATION MAY NOT NECESSARILY OCCUR. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE TERMS OF THE OFFER OF THE NOTES IS MADE, AND, IF BEGUN, MAY CEASE AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE STABILIZING MANAGER (OR ANY PERSON ACTING ON ITS BEHALF) IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES.

This pricing supplement should be read together with the accompanying prospectus supplement and prospectus, which can be accessed on the SEC website via the links below:

•	Prospectus dated March 10, 2023:

https://www.sec.gov/Archives/edgar/data/36104/000110465923031197/tm238798-1_s3asr.htm

•	Prospectus supplement dated April 21, 2023:

https://www.sec.gov/Archives/edgar/data/36104/000110465923048468/tm2313037-1_424b5.htm

	Per Note	Total
Price to Public(1)	103.267%	€206,534,000
Agents’ Commission or Discount	0.250%	€500,000
Net Proceeds (Before Expenses) to Us(1)	103.017%	€206,034,000

(1)

Plus accrued and unpaid interest from, and including, May 21, 2024, to, but excluding, February 28, 2025, or approximately €31,083.48 per €1,000,000 principal amount of Notes, and accrued interest, if any, from February 28, 2025 if settlement occurs after that date.

We expect to deliver the Notes to investors in book-entry form through Clearstream and Euroclear on or about February 28, 2025.

Joint Book-Running Managers

UBS Investment Bank	U.S. Bancorp Investments, Inc.

The date of this pricing supplement is February 21, 2025.

SUPPLEMENTAL RISK FACTORS

Your investment in the Notes is subject to risks, including those discussed below, in the section entitled “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement and the risks and other information concerning our business described the reports and documents we file with the SEC.

Trading in the clearing systems is subject to minimum denomination requirements.

The Notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. As is the case with any issue of Notes that have a denomination consisting of a minimum specified denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €100,000 (or its equivalent) that are not integral multiples of €100,000 (or its equivalent). In such a case, a noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum specified denomination may not receive a certificate in respect of such holding (should certificates be printed) and would need to purchase a principal amount of Notes such that its holding amounts to the minimum specified denomination.

SUPPLEMENTAL DESCRIPTION OF THE NOTES

General

The terms and conditions of the Notes will consist of the applicable terms and conditions set forth in the “Description of Notes” section in the prospectus supplement dated April 21, 2023, as such terms and conditions are supplemented, amended and/or superseded by the terms and conditions of the Notes set forth in this section “Supplemental Description of the Notes,” together with the terms and conditions of the Notes set forth above under “Key Terms of the Notes.” To the extent of inconsistencies or conflicts between the terms and conditions of the Notes set forth in this pricing supplement and the terms and conditions set forth in the “Description of Notes” section in the prospectus supplement that otherwise would be applicable to the Notes, such terms and conditions set forth in this pricing supplement shall govern and control.

The Notes offered hereby will constitute a further issuance of, and will be consolidated and form a single series with, our outstanding Existing Notes. The terms of the Notes, other than the Issue Date and issue price, will be identical to the terms of the Existing Notes. Upon settlement, the Notes will have the same ISIN and Common Code number as, and will trade interchangeably with, such Existing Notes. The offering price of the Notes will include accrued interest from, and including, the Original Issue Date to, but excluding, the issue date of the Notes, which must be paid by the purchasers of the Notes. Immediately after giving effect to the issuance of the Notes offered hereby, we will have €950,000,000 aggregate principal amount of 4.009% Fixed-to-Floating Rate Notes due 2032 outstanding.

The Notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. We initially have designated U.S. Bank Europe DAC, UK Branch (f/k/a Elavon Financial Services DAC, UK Branch) as our paying agent and U.S. Bank Trust National Association as our exchange rate agent.

The Existing Notes are listed on the NYSE under the symbol “USB/32,” and we intend to apply to list the Notes under that same symbol. The listing application will be subject to approval by the NYSE.

As used herein, “Business Day” means any day, other than a Saturday or Sunday, (i) that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in the City of New York and (ii) a day that also is a day on which the real-time gross settlement system operated by the Eurosystem, or any successor or replacement system (the “T2 system”), is open for the settlement of payment in euro (a “T2 Business Day”).

Currency of Payment

Initial holders will be required to pay for the Notes in euro, and all payments of principal, premium, if any, and interest or any Additional Amounts in respect of the Notes, including any payments made upon any redemption of the Notes, will be paid in euro. The principal of the Notes payable at maturity or earlier redemption will be paid against presentation and surrender at the office or agency maintained for such purpose.

If the euro is unavailable in our good faith judgment for the payment of principal, premium, if any, or interest or any Additional Amounts with respect to the Notes, including any payments made upon any redemption of the Notes, due to the imposition of exchange controls or other circumstances beyond our control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or is no longer used for the settlement of transactions by public institutions of or within the international banking community (and is not replaced by another currency), then all payments in respect of the Notes may be made in U.S. dollars until the euro is again available to us or so used. In such circumstances, the amount payable on any date in euros will be converted by us into U.S. dollars on the basis of the market exchange rate on the second Business Day before that payment is due, or if such rate is not then available, on the basis of the most recently available market exchange rate for the euro on or before the date that payment is due or as otherwise determined by us in our sole discretion if the foregoing is impracticable. Any payment in respect of the Notes so made in U.S. dollars will not constitute a default under the Notes or the Indenture governing the Notes. Neither the trustee nor the paying agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations. See “Description of Notes—Interest and Principal Payments” and “Description of Notes—Foreign Currency Notes” in the accompanying prospectus supplement for additional information.

The “market exchange rate” means the noon dollar buying rate in the City of New York for cable transfers of euros as certified for customs purposes (or, if not so certified, as otherwise determined) by the Federal Reserve Bank of New York.

In the event that the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or an official redenomination of the euro, our obligations with respect to payments on the Notes shall, in all cases, be regarded immediately following such redenomination as providing for the payment of that amount of euros representing the amount of such obligations immediately before such redenomination. The Notes do not provide for any adjustment to any amount payable under the Notes as a result of any change in the value of the euro relative to any other currency due solely to fluctuations in exchange rates.

All determinations referred to above made by us and/or the exchange rate agent will be at our and its sole discretion and will, in the absence of clear error, be conclusive for all purposes and binding on the holders of the Notes.

Investors will be subject to foreign exchange risks as to payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, that may have important economic and tax consequences to them. See “Supplemental United States Federal Income Tax Consequences” in this pricing supplement and “Risk Factors—Risk Factors Related to a Particular Issue of Notes—Risks Relating to Notes Denominated or Payable In or Linked To a Currency Other than the Investor’s Home Currency” and “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement. You should consult your own financial, legal and tax advisors as to the risks involved in an investment in the Notes.

On February 20, 2025, the euro/U.S.$ rate of exchange was €1.00/U.S.$1.05 as reported by Bloomberg L.P. Any information provided in this pricing supplement concerning exchange rates is provided as a matter of information only, and you should not regard it as indicative of the range of or trends in fluctuations in currency exchange rates that may occur in the future.

Optional Redemption

We may redeem the Notes at our option on or after August 27, 2025 (180 days after the Issue Date of the Notes) (or, if additional Notes are issued, beginning 180 days after the Issue Date of such additional Notes) and prior to the Reset Date (one year prior to the Maturity Date of the Notes), in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) 100% of the principal amount of the Notes to be redeemed; and

(2) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Notes to be redeemed matured on the Reset Date) on an annual basis (based on an ICMA Actual/Actual (as described in the rulebook of the International Capital Market Association) day count convention) at the Comparable Government Bond Rate plus 25 basis points less (b) interest accrued to, but excluding, the Redemption Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

In addition, we may redeem the Notes at our option (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after March 19, 2032 (two months prior to the Maturity Date of the Notes) and prior to the Maturity Date of the Notes, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on interest payment dates falling on or prior to a Redemption Date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a Federal Government Bond of the Bundesrepublik Deutschland (a “German government bond”) whose maturity is closest to the maturity of the Notes to be redeemed (assuming that such Notes matured on the Reset Date), or if the Independent Investment Banker in its discretion determines that such similar bond is not in issue, such other German government bond as such Independent Investment Banker may, with the advice of the Reference Bond Dealers, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price (i.e., yield), expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the Notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m.(London time) on such business day as determined by an Independent Investment Banker.

“Independent Investment Banker” means an independent investment bank of international standing that we appoint to act as the Independent Investment Banker from time to time.

“Reference Bond Dealer” means three firms that are brokers of, and/or market makers in German government bonds (each a “Primary Bond Dealer”) which we specify from time to time; provided, however, that if any of them ceases to be a Primary Bond Dealer, we will substitute another Primary Bond Dealer.

Our and/or our designees’ actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the procedures of the applicable depositary) at least 10 days but not more than 60 days before the Redemption Date to each holder of Notes to be redeemed.

In the case of a partial redemption, selection of the Notes for redemption will be made pro rata, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair and subject to and otherwise in accordance with the procedures of the applicable depositary. No Notes of a principal amount of €100,000 or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to the Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the holder of the Note upon surrender for cancellation of the original Note. For so long as the Notes are held in book-entry form, the redemption of the Notes shall be done in accordance with the policies and procedures of the applicable depositary.

Unless we default in payment of the redemption price, on and after any Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption. On or before the Redemption Date, we will deposit with our paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date.

Any redemption or notice may, at our discretion, be subject to one or more conditions precedent and, at our discretion, the Redemption Date may be delayed until such time as any or all such conditions precedent included at our discretion shall be satisfied (or waived by us) or the Redemption Date may not occur and such notice may be rescinded if all such conditions precedent included at our discretion shall not have been satisfied (or waived by us).

To the extent then required by applicable laws or regulations, the Notes may not be redeemed prior to their stated maturity without any requisite prior approvals from applicable regulators.

The Notes also may be subject to redemption prior to the stated Maturity Date if certain changes in the tax laws of a Relevant Jurisdiction occur. If such changes occur, the Notes may be redeemed at a redemption price of 100% of their principal amount, together with accrued and unpaid interest on the Notes, if any, to, but excluding, the date fixed for redemption. See “—Redemption for Tax Reasons.”

Payment of Additional Amounts

We will, subject to the exceptions and limitations set forth below, pay as additional interest such Additional Amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a U.S. Alien (as such term is defined below), after deduction for any present or future tax, assessment or governmental charge of (a) the United States (as such term is defined below), or a political subdivision or authority thereof or therein or (b) any other jurisdiction in which any paying agent appointed by us is organized or the location from which payment is made, or any political subdivision or authority thereof or therein (each of (a) and (b), a “Relevant Jurisdiction”), imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable. However, the foregoing obligation to pay Additional Amounts shall not apply:

•

to any tax, assessment or governmental charge that would not have been so imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or holder of power over, such holder, if such holder is an estate, trust, partnership or corporation) and a Relevant Jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or holder of a power) being considered as:

o	being or having been present or engaged in a trade or business in the Relevant Jurisdiction or having had a permanent establishment therein;

o	having a current or former relationship with the Relevant Jurisdiction, including a relationship as a citizen or resident or being treated as a resident thereof; or

o

being or having been, for United States federal income tax purposes, a “controlled foreign corporation,” a “passive foreign investment company” (including a qualified electing fund), a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization;

•

to any tax, assessment or other governmental charge imposed by reason of the holder (i) owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of stock of U.S. Bancorp entitled to vote, (ii) receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”) or (iii) being a controlled foreign corporation with respect to the United States that is related to us by actual or constructive stock ownership;

•

to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the Note, but only to the extent that a beneficiary or settlor with respect to such fiduciary or member of such partnership or a beneficial owner of the Note would not have been entitled to the payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Note;

•

to any tax, assessment or governmental charge that would not have been imposed or withheld but for the failure of the holder to comply with certification, identification or information reporting requirements under the Relevant Jurisdiction’s income tax laws, without regard to any tax treaty, with respect to the payment, concerning the nationality, residence, identity or connection with the Relevant Jurisdiction of the holder or a beneficial owner of such Note, if such compliance is required by the Relevant Jurisdiction’s income tax laws, without regard to any tax treaty, as a precondition to relief or exemption from such tax, assessment or governmental charge;

•

to any tax, assessment or governmental charge that would not have been so imposed or withheld but for the presentation by the holder of such Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

•	to any estate, inheritance, gift, sales, transfer, excise, wealth or personal property tax or any similar tax, assessment or governmental charge;

•	to any tax, assessment or governmental charge that is payable otherwise than by withholding by us or the paying agent from the payment of the principal of or interest on such Note;

•

to any tax, assessment or governmental charge required to be withheld by any paying agent from such payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent;

•

to any withholding or deduction on or in respect of any Note pursuant to sections 1471 through 1474 of the Code, and the regulations, administrative guidance and official interpretations promulgated thereunder (“FATCA”), any agreement between us and the United States or any authority thereof entered into for FATCA purposes or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of FATCA; or

•	to any tax imposed as a result of any combination of the above.

The term “United States” means the United States of America, the States thereof (including the District of Columbia) and any other political subdivision or taxing authority thereof or therein affecting taxation, and the term “U.S. Alien” means any beneficial owner of a Note other than a beneficial owner of a Note that is (A) a citizen or resident of the United States; (B) a corporation, partnership or other entity treated as a corporation or a partnership for U.S. federal income tax purposes created or organized in or under the laws of the United States, any of its states or the District of Columbia; (C) an estate whose income is subject to U.S. federal income tax regardless of its source; or (D) a trust which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Redemption for Tax Reasons

If we have or will become obliged to pay Additional Amounts with respect to the Notes as described herein under the heading “—Payment of Additional Amounts” as a result of any change in (including any announced prospective change), or amendment to, the laws or regulations of a Relevant Jurisdiction affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after May 14, 2024, and we determine that such obligation cannot be avoided by the use of reasonable measures then available to us, then we may at our option, at any time, having given not less than 10 nor more than 60 days’ prior written notice to holders of the Notes, redeem, in whole, but not in part, the Notes at a redemption price equal to 100% of their principal amount, together with accrued but unpaid interest, if any, thereon to, but excluding, the Redemption Date, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such Additional Amounts if a payment in respect to the Notes were due on such date. Prior to the transmission or publication of any notice of redemption pursuant to this paragraph, we will deliver to the trustee an officer’s certificate stating that we are entitled to effect such redemption and setting forth a statement of facts and including a written opinion of independent counsel selected by us showing that the conditions precedent to our right to so redeem the Notes has occurred.

Governing Law

The Indenture is and, once issued, the Notes will be, governed by, and construed in accordance with, the laws of the State of New York.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The Notes should be treated as “variable rate debt instruments” denominated in a currency (the “denomination currency”) other than the U.S. dollar for U.S. federal tax purposes, and should therefore be subject to special rules under Section 988 of the Code and the Treasury Regulations thereunder. See the discussion in the section of the accompanying prospectus supplement called “Certain United States Federal Income Tax Consequences—U.S. Holders—Foreign Currency Notes” for further information about the treatment of the Notes.

Although there is uncertainty regarding their treatment (and subject to the discussion below regarding deemed exercise of our optional redemption right), the Notes should be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”).

Under this treatment, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the Notes, an equivalent fixed rate debt instrument (denominated in euro) must be constructed for the entire term of the Notes. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which should generally be the value of that QFR as of the Issue Date of the Notes). Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we should be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. For the purpose of determining QSI and OID, the optional redemption prior to the Reset Date should not be deemed to be exercised. However, if, as of the Issue Date, redeeming the Notes on the Reset Date would reduce the yield of the equivalent fixed rate debt instrument, the Notes should be treated as fixed rate debt instruments maturing on the Reset Date (the “Reset Date Maturity Notes”). Under those circumstances, if the Notes are not actually redeemed by us on the Reset Date, solely for purposes of the OID rules, they should be deemed retired and reissued for their principal amount, and should thereafter be treated as floating rate debt instruments issued on the Reset Date and maturing on the Maturity Date (the “Remaining Term Note”). The Reset Date Maturity Notes would be treated as issued with no more than de minimis OID, and all payments of interest thereon would be treated as QSI. Interest on the Remaining Term Note should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the Remaining Term Note could be subject to the rules described under “Certain United States Federal Income Taxation Consequences—U.S. Holders—Short-Term Notes” in the accompanying prospectus supplement.

If, as of the Issue Date, redeeming the Notes on the Reset Date would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “Certain United States Federal Income Tax Consequences—U.S. Holders—Original Issue Discount” in the accompanying prospectus supplement should be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the Notes. Under those circumstances, the Notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. All amounts will be determined in the denomination currency and then translated into U.S. dollars according to the rules described in the section of the accompanying prospectus supplement called “Certain United States Federal Income Tax Consequences—U.S. Holders—Foreign Currency Notes.” QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.

SUPPLEMENTAL PLAN OF DISTRIBUTION

UBS AG London Branch and U.S. Bancorp Investments, Inc. are acting as joint book-running managers of the offering. Subject to the terms and conditions of a terms agreement (the “terms agreement”), between us and the agents named below, incorporating the terms of a distribution agreement, dated as of April 21, 2023, between us and the agents named in the accompanying prospectus supplement, we have agreed to sell to the agents, and each of the agents has agreed, severally and not jointly, to purchase, as principal, the principal amount of Notes set forth opposite its name below.

Agent	Principal Amount of Notes
UBS AG London Branch	€150,000,000
U.S. Bancorp Investments, Inc.	50,000,000

Total	€200,000,000

Certain of the agents are not U.S. broker-dealers registered with the SEC. To the extent any agent that is not a U.S.-registered broker-dealer intends to effect sales of the Notes in the United States, to the extent permitted by applicable laws and regulations, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The Notes sold by the agents to the public will initially be offered at the public offering price set forth on the cover page of this pricing supplement and to certain dealers at such price less a concession not in excess of 0.200% per Note. After the Notes are released for sale, the agents may change the offering price and the other selling terms. The agents are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the terms agreement. The agents reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the fifth business day following the date the Notes are priced (such settlement cycle being referred to as “T+5”). Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also, under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one New York business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first or second business day, as applicable, prior to February 28, 2025 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Notes constitute a further issuance of our Existing Notes. The outstanding 4.009% Fixed-to-Floating Rate Notes due 2032 are listed on the NYSE under the symbol “USB/32.” Although we intend to apply to list the Notes on the NYSE under the same symbol, the listing application will be subject to approval by the NYSE and no assurance can be given that we will be able to list the Notes. Even if the Notes are listed, no assurance can be given that an active trading market for the Notes will develop or be maintained. If an active trading market does not develop or is not maintained for the Notes, noteholders may not be able to resell them at all or at prices acceptable to them. The agents may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the agents can assure you that any trading market for the Notes will develop, continue or be liquid.

In connection with the issue of the Notes, UBS AG London Branch (in this capacity, the “Stabilizing Manager”) (or any person acting on its behalf) may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, stabilization action may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the Notes is made, and, if begun, may cease at any time, but it must end no later than the earlier of 30 days after the issue of the Notes and 60 days after the date of the allotment of the Notes. Any stabilization action or over-allotment commenced will be carried out in accordance with applicable laws and regulations.

Any stabilization action may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that would otherwise exist in the open market in the absence of stabilization actions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any stabilization action, it may discontinue them at any time.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

LEGAL MATTERS

In the opinion of Willkie Farr & Gallagher LLP, as counsel to the Company, when the Notes offered by this pricing supplement have been issued by the Company pursuant to the indenture, when the trustee and/or paying agent has made, in accordance with the instructions from the Company, the appropriate entries or notations in its records relating to the master global note that represents such Notes and when payment therefor is received by the Company, the Notes will constitute valid and legally binding obligations of the Company entitled to the benefits of the indenture, except that (a) the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights or remedies generally and (ii) general principles of equity and to the discretion of the court before which any proceedings therefor may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity) and (b) the enforceability of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances.

This opinion is given as of the date hereof and is limited solely to the Federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the opinion of such counsel dated September 20, 2024, which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2024.

/s/ Luke R. Wippler	(authorized officer)

/s/ Kevin R. Stenzel	(authorized officer)

[Signature page – Pricing Supplement No. 10]